UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No. _______)*

                                PHOTOMATRIX, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                     719350
                                 (CUSIP Number)

        OTTO E. SORENSEN, 600 W. Broadway, Ste. 2600, San Diego, CA 92101
                                 (619) 699-2534
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  June 5, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. ___

Check the following box if a fee is being paid with the statement ___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 719350

1.   NAME OF REP0RTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Patrick W. Moore

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)  ____
     (b)  ____

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): _____

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER

     1,635,893

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     1,635,893

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,635,893

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     _____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.5%

14.  TYPE OF REPORTING PERSON*

     IN

                      *SEE INSTRUCTIONS BEFORE FILING OUT*
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.   Security and Issuer:

Title and class of equity securities to which the statement relates:

     Common Stock

Name and Address of the Principal Executive Offices of the Issuer:

     Photomatrix, Inc.
     1958 Kellogg Avenue
     Carlsbad, CA  92008

Item 2.   Identity and Background

     (a)  Name:

     Patrick W. Moore

     (b)  Address:

     1958 Kellogg Avenue
     Carlsbad, CA  92008

     (c)  Occupation and Principal Business Address:

     Chief Executive Officer and Director
     Photomatrix, Inc.
     1958 Kellogg Avenue
     Carlsbad, CA  92008

     (d) Whether or not, during the last five years, Mr. Moore has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

          Mr.  Moore  has not,  during  the last 5 years,  been  convicted  in a
          criminal   proceeding   (excluding   traffic   violations  or  similar
          misdemeanors).

     (e) Whether nor not, during the last five years, Mr. Moore was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

          Mr. Moore has not, during the last 5 years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or found any violation with respect to such laws.

     (f)  Citizenship:

          United States

Item 3.   Source and Amount of Funds or Other Consideration:

          Mr. Moore received 1,557,560 shares of common stock as a result of a merger between Photomatrix Acquisition, Inc., a wholly-owned subsidiary of Photomatrix, Inc. and I-PAC Manufacturing, Inc. ("I-PAC"). Prior to the merger, Mr. Moore held 5,000 shares of common stock which were purchased on the open market. In addition, Mr. Moore has an option to purchase 73,333 shares of common stock. Effective on the date of merger, June 5, 1998, Mr. Moore became Chief Executive Officer and a Director of Photomatrix, inc.

Item 4.   Purpose of Transaction:

          The transaction requiring this report was the merger of Photomatrix Acquisition, Inc. and I-PAC in which Mr. Moore received shares of Common Stock of Photomatrix, Inc. in exchange for his ownership interest in I-PAC. Mr. Moore does not have any present plans to: (a) acquire any additional securities; or (b) engage in any extraordinary corporate transactions such as mergers, reorganizations or liquidations of the issuer; (c) sell or transfer any assets of the issuer; (d) effect a change in the present Board of Directors or management of the issuer, including changing the number or term of directors or to fill existing vacancies on the Board; (e) materially change the present capitalization or dividend policy of the issuer;

          (f) materially  change the issuer's  business or corporate  structure;
          (g) change the issuer's Articles of Incorporation, Bylaws or related instruments or conduct other actions to impede the acquisition or control of the issuer by any persons; (h) cause a class of securities of the issuer to be delisted from the New York Stock Exchange;
          (i) effect a change which would result in a class of equity securities of the issuer to become eligible for termination of registration under
          Section 12(g) of the Securities Exchange Act of 1934; or (j) conduct any action similar to those discussed above.

Item 5.   Interest in Securities of the Issuer:

          (a) The aggregate number of shares of Common Stock beneficially owned by Mr. Moore is 1,635,893 which represents 16.5% of the total outstanding shares of Common Stock of the issuer. 73,330 of this number represents an option to purchase common stock.

          (b) Mr. Moore has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of the shares of Common Stock held by him.

          (c) Other than the receipt of the shares of Common Stock in the merger, no transactions in the Common Stock of the issuer have been effected during the past 60 days by Mr. Moore.

          (d) Mr. Moore has the right to receive and the right to direct the receipt of the benefits of dividends from the Company and the proceeds from any sale of the Company's Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer:

          Registration Rights Agreement between Photomatrix, Inc. and Mr. Moore.

Item 7.   Material to be Filed as Exhibits.

          Registration Rights Agreement


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         June 15, 1998

                                         /s/ Patrick W. Moore
                                         ----------------------------------
                                         Patrick W. Moore

                          REGISTRATION RIGHTS AGREEMENT


This Registration Rights Agreement (the "Agreement") is entered into as of June 5, 1998, by and among Photomatrix, Inc., a California corporation (the "Company"), Patrick W. Moore, William L. Grivas, James P. Hill, Michael R. Moore, and Loma Services Corporation, a California corporation.

In consideration of the mutual agreements, covenants and conditions contained herein, the parties hereby agree as follows:

                                   SECTION 1.

                  RESTRICTIONS ON TRANSFER: REGISTRATION RIGHTS


         1.1 Restrictions on Transferability. The Registrable Securities (as defined below) shall not be transferable except upon the conditions specified in this Agreement, which conditions are intended to ensure compliance with the provisions of the Securities Act (as defined below), or upon such other terms as are in the opinion of counsel to the Company satisfactory to comply with the provisions of the Securities Act. Except for transfers made pursuant to Rule 144 of the Securities Act, Holder will cause any proposed transferee of Registrable Securities held by Holder to agree to take and hold such securities subject to the provisions and upon the conditions specified in this Agreement, and it will be a condition precedent to the effectiveness of any such transfer that the Company shall have secured a written agreement in form and substance satisfactory to the Company to that effect, if so requested by the Company.

          1.2 Certain Definitions. As used in this Agreement, the following terms shall have the following respective meanings:

         "Commission" shall mean the Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

         "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

         "Form S-3" shall mean Form S-3 under the Securities Act (as defined below) as in effect on the date of this Agreement, or any substantially similar, equivalent or successor form under the Securities Act.

          "Holder" shall mean Patrick W. Moore, William L. Grivas, James P. Hill, Michael R. Moore, and Loma Services Corporation, a California corporation or any transferee of registration rights under Section 1.13 hereof who then holds any outstanding Registrable Securities.

         The terms "register," "registered" and "registration" refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act and the declaration or ordering of the effectiveness of such registration statement.

         "Registrable Securities" means (i) shares of the Company's Common Stock issued to the Holder which have not been sold to the public, and (ii) shares of the Company's Common Stock issued in respect of the foregoing shares upon any stock split, stock dividend, recapitalization, or similar event, which have not been sold to the public.

         "Registration Expenses" shall mean all expenses incurred by the Company in complying with Sections 1.6 and 1.7 hereof, including, without limitation, all registration, qualification and filing fees, printing expenses, escrow fees, fees and disbursements of counsel for the Company, blue sky fees and expenses, and the expense of any special audit incident to or required by any such registration (but excluding the compensation of regular employees of the Company which shall be paid in any event by the Company).

          "Restricted Securities" shall mean the securities of the Company required to bear the legend set forth in Section 1. 3 hereof or a legend substantially similar thereto.

         "Securities Act" shall mean the Securities Act of 1933, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

         "Selling Expenses" shall mean all underwriting discounts and selling commissions applicable to a particular sale.

         1.3 Restrictive Legend. Each certificate representing the Registrable Securities and all shares of the Company's Common Stock issued or issuable to Holder shall (unless otherwise permitted by the provisions of Section 1.4 below) be stamped or otherwise imprinted with a legend in the following form (in addition to any legend required under applicable California laws):

         THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SHARES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM UNDER SAID ACT. COPIES OF AGREEMENTS COVERING THE PURCHASE OF THESE SHARES AND RESTRICTING THEIR TRANSFER MAY BE OBTAINED AT NO COST BY REQUEST MADE BY THE HOLDER OF TO THE SECRETARY OF THE CORPORATION.

         1.4 Notice of Proposed Transfers. The Holder of each certificate representing Restricted Securities, by acceptance thereof, agrees to comply in all respects with the provisions of this Section 1.4. Prior to any proposed transfer of any Restricted Securities, unless there is in effect a registration statement under the Securities Act covering the proposed transfer, the Holder thereof shall give written notice to the Company of such Holder's intention to effect such transfer. Each such notice shall describe the manner (except in transactions in compliance with Rule 144) and circumstances of the proposed transfer in sufficient detail, and shall be accompanied by either (i) a written opinion of legal counsel who shall be reasonably satisfactory to the Company addressed to the Company, which opinion shall be reasonably satisfactory in form and substance to the Company's counsel, to the effect that the proposed transfer of the Restricted Securities may be effected without registration under the Securities Act, or (ii) a "no action" letter from the staff of the Commission to the effect that the transfer of such securities without registration will not result in a recommendation by such staff that action be taken with respect thereto, whereupon the holder of such Restricted Securities shall be entitled to transfer such Restricted Securities in accordance with the terms of the notice delivered by the Holder to the Company.

         1.5 Legend Condition Applicable to Transferred Shares. Each certificate evidencing the Restricted Securities transferred as provided for above shall bear the appropriate restrictive legend set forth in Section 1.3 above, except that such certificate shall not bear such restrictive legend if, in the opinion of counsel for the Company or counsel for such holder (which opinion is reasonably satisfactory to the Company), such legend is not required in order to establish compliance with any provision of the Securities Act.

         1.6      Company Registration.

                  (a) If, at any time or from time to time, the Company shall determine to register any of its securities, either for its own account or the account of a security holder or holders other than a registration relating solely to employee benefit plans on Form S-8 or similar forms which may be promulgated in the future or a registration on Form S-4 or similar forms which may be promulgated in the future relating solely to a Commission Rule 145 or similar transaction, the Company will (i) promptly give to each Holder written notice thereof and (ii) include in such registration (and any related qualification under Blue Sky laws or other compliance), and in any underwriting involved therein, all Registrable Securities of such Holders as are specified in a written request or requests made within 30 days after delivery of such written notice by the Company.

                  (b)  Underwriting.  If the  registration  of which the Company gives notice is for a registered public offering involving an underwriting, the Company shall so indicate in the notice given pursuant to Section 1.6(a). In such event the right of any Holder to participate in such registration pursuant to this Section 1.6 shall be conditioned upon such Holder's agreeing to participate in such underwriting and in the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their securities through such underwriting (together with the Company and the other holders distributing their securities through such underwriting) shall enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by the Company or by other holders exercising any demand registration rights. Notwithstanding any other provision of this Section 1.6, if the underwriter determines that marketing factors require a limitation of the number of shares to be underwritten, the underwriter may exclude some or all Registrable Securities or other securities from such registration and underwriting (hereinafter an "Underwriter Cutback"). In the event of an Underwriter Cutback, the Company shall so advise all Holders and the other holders distributing their securities through such underwriting, and the number of Registrable Securities and other securities that may be included in the registration and underwriting shall be allocated among all holders thereof in proportion, as nearly as practicable, to the respective amounts of Registrable Securities held by such holders at the time of the filing of the registration statement. If any Holder disapproves of the terms of any such underwriting, such Holder may elect to withdraw therefrom by written notice to the Company and the underwriter, and the Registrable Securities held by such Holder shall be excluded from the underwriting and withdrawn from registration.

         1.7 Form S-3 Registration Rights. The Company shall use its best efforts to maintain qualification for registration of its securities on Form S-3, and to that end the Company shall use its best efforts to comply with the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"), within twelve (12) months following the effective date of the first registration of any securities of the Company for a registered public offering. Subject to the provisions of Section 1.14, Holders of 30% or more of the outstanding Registrable Securities shall have the right to request up to three registrations on Form S-3 (such requests shall be in writing and shall state the number of shares of Registrable Securities to be disposed of and the intended method of disposition of such shares by each such Holder), subject only to the following limitations:

                  (a) The Company shall not be obligated to cause a registration on Form S-3 to become effective prior to one hundred eighty (180) days following the effective date of a Company initiated registration (other than a registration effected solely to qualify an employee benefit plan or to effect a business combination pursuant to Rule 145);

                  (b) The Company shall not be required to effect a registration pursuant to this Section 1.7 unless the Holder or Holders requesting such a registration (the "Initiating Holders") propose to dispose of shares of Registrable Securities having an aggregate disposition price (before deduction of underwriting discounts and expenses of sale) of at least $1,000,000;

                  (c) The Company shall not be required to effect a registration pursuant to this Section 1.7 if the Company shall furnish to the Initiating Holders a certificate signed by the President of the Company stating that, in the good faith judgment of the Board of Directors of the Company, it would be seriously detrimental to the Company for the registration statement to be filed at the date of the proposed filing, in which case the Company shall have an additional period of not more than 180 days within which to file such registration statement; provided however, that the Company shall not use this right more than once in any twelve (12) month period;

                  (d) The Company shall not be required to maintain and keep any such registration on Form S-3 effective for a period exceeding one hundred and twenty (120) days from the effective date thereof; and

                  (e) The Company shall not be obligated to cause a registration on Form S-3 if in the prior six-month period the Company has caused a registration on Form S-3 to become effective.

                  The Company shall give notice to all Holders of the receipt of a request for registration pursuant to this Section 1.7 and shall use its best efforts to cause all Registrable Securities that such Holders have requested, within 30 days after delivery of such written notice, to be registered in accordance with this Section 1.7 and the Securities Act. Subject to the foregoing, the Company will use its best efforts to effect promptly any registration pursuant to this Section 1.7.

                  (f) If the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as part of their request made pursuant to this
Section 1.7, and the Company shall include such information in the notice referred to above. In such event, the right of any Holder to participate in such registration pursuant to this Section 1.7 shall be conditioned upon such Holder's participation in such under writing and the inclusion of such Holder's Registrable Securities in the underwriting (unless otherwise mutually agreed by a majority-in-interest of the Initiating Holders and such Holder) to the extent provided herein.

                  The Company  shall,  together  with all Holders  proposing  to distribute their securities through such underwriting, enter into an underwriting agreement in customary form with the underwriter or underwriters selected by a majority-in-interest of the Initiating Holders and reasonably satisfactory to the Company. Notwithstanding any other provision of this Section 1.7, if the underwriter shall advise the Company in writing that marketing factors (including, without limitation, an adverse effect on the per share offering price) require a limitation of the number of shares to be underwritten, then the Company shall so advise all Holders of Registrable Securities that would otherwise be registered and underwritten pursuant hereto, and the number of shares of Registrable Securities that may be included in the registration and underwriting shall be allocated pro rata among such Holders thereof in proportion, as nearly as practicable, to the respective amounts of Registrable Securities held by such Holders at the time of the filing the registration statement. No Registrable Securities excluded from the underwriting by reason of the underwriter's marketing limitation shall be included in such registration.

                  If any Holder disapproves of the terms of the underwriting, such Holder may elect to withdraw therefrom by written notice to the Company, the underwriter, and the Initiating Holders; and the Registrable Securities held by such Holder shall be excluded from the underwriting and withdrawn from registration. If by the withdrawal of such Registrable Securities a greater number of Registrable Securities held by other Holders may be included in such registration (up to the maximum of any limitation imposed by the underwriters), then the Company shall offer to all Holders who have included Registrable Securities in the registration the right to include additional Registrable Securities in the same proportion used in determining the underwriter limitation in this Section 1.7.

                  If the underwriter has not limited the number of Registrable Securities to be underwritten, the Company may include securities for its own account (or for the account of other stockholders) in such registration if the underwriter so agrees and if the number of Registrable Securities that would otherwise have been included in such registration and underwriting will not thereby be limited.

         1.8 Expenses of Registration. All Registration Expenses incurred in connection with any registration, qualification or compliance pursuant to Sections 1.6 and 1.7, excluding Selling

Expenses (which shall be borne by the Holders participating in the registration, qualification or compliance), shall be borne by the Company.

         1.9 Registration Procedures. In the case of each registration, qualification or compliance effected by the Company pursuant to this Section 1, the Company will keep each Holder advised in writing as to the initiation of each registration, qualification and compliance and as to the completion thereof. At its expense the Company will:

                  (a) Keep such registration, qualification or compliance effective for a period of 120 days or until the Holder or Holders have completed the distribution described in the registration statement relating thereto, whichever first occurs; and

                  (b) Furnish such number of prospectuses and other documents incident thereto as a Holder from time to time may reasonably request.

                  Notwithstanding any provision to the contrary in this Agreement, the Company shall not be required in connection with any registration pursuant to Sections 1.6 or 1.7 to qualify shares in any state or jurisdiction which requires the Company to qualify to do business or to file a general consent to service of process.

         1.10     Indemnification.

                  (a) The Company will indemnify each Holder, each of its officers and directors and partners, and each person controlling such Holder within the meaning of Section 15 of the Securities Act, with respect to each registration, qualification or compliance that has been effected pursuant to this Section 1, and each underwriter, if any, and each person who controls any underwriter within the meaning of Section 15 of the Securities Act, against all expenses, claims, losses, damages and liabilities (or actions in respect thereof), including any of the foregoing incurred in settlement of any litigation, commenced or threatened, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any registration statement, prospectus, offering circular or other document, or any amendment or supplement thereto, incident to any such registration, qualification or compliance, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading, or any violation by the Company of any rule or regulation promulgated under the Securities Act applicable to the Company and relating to action or inaction required of the Company in connection with any such registration, qualification or compliance, and will reimburse each such Holder, each of its officers and directors and partners, and each person controlling such Holder, each such underwriter and each person who controls any such underwriter, for any legal and any other expenses reasonably incurred in connection with investigating, preparing or defending any such claim, loss, damage, liability or action, provided that the Company will not be liable in any such case to the extent that any such claim, loss, damage, liability or expense arises out of or is based on any untrue statement or omission or alleged untrue statement or omission, made in reliance upon and in conformity with written information furnished to the Company by an instrument duly executed by such Holder or underwriter and stated to be specifically for use therein.

                  (b) Each Holder will, if Registrable Securities held by such Holder are included in the securities as to which such registration, qualification or compliance is being effected, indemnify the Company, each of its directors and officers, each underwriter, if any, of the Company's securities covered by such a registration statement, each person who controls the Company or such underwriter within the meaning of Section 15 of the Securities Act, and each other such Holder, each of its officers and directors and partners and each person controlling such Holder within the meaning of
Section 15 of the Securities Act, against all expenses, claims, losses, damages and liabilities (or actions in respect thereof) including any of the foregoing incurred in settlement of any litigation commenced or threatened, arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any such registration statement, prospectus, offering circular or other document, or any amendment or supplement thereto, incident to any such registration, qualification or compliance or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading, and will reimburse the Company, such Holders, such directors, officers, partners, persons, underwriters or control persons for any legal or any other expenses reasonably incurred in connection with investigation, preparing or defending any such claim, loss, damage, liability or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in such registration statement, prospectus, offering circular or other document or any amendment or supplement thereto in reliance upon and in conformity with written information furnished to the Company by an instrument duly executed by such Holder and stated to be specifically for use therein; provided, however, that the obligations of such Holders hereunder shall be limited to an amount equal to the proceeds to each such Holder of Registrable Securities sold as contemplated herein.

                  (c) Each party entitled to indemnification  under this Section
1.10 (the "Indemnified Party") shall give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be approved by the Indemnified Party (whose approval shall not be unreasonably withheld), and the Indemnified Party may participate in such defense at its own expense, and provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Section 1 unless such failure resulted in actual detriment to the Indemnifying Party. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party a release from all liability in respect of such claim or litigation.

         1.11 Information by Holder. The Holder or Holders of Registrable Securities included in any registration shall furnish to the Company (and to the underwriters, if any) such information regarding such Holder or Holders, the Registrable Securities, and the distribution proposed by such

Holder or Holders as the Company (or the underwriters) may request in writing and as shall be required in connection with any registration, qualification or compliance referred to in this Section 1.

         1.12 Rule 144 Reporting. With a view to making available the benefits of certain rules and regulations of the Commission which may at any time permit the sale of the Restricted Securities to the public without registration, the Company agrees to:

                  (a) Use its best efforts to make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act; and

                  (b) Use its best efforts to then file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and
                  (c) Upon request by Holder, furnish to Holder a statement of compliance with the public information requirement of Rule 144 and a copy of its most recent public reports upon request.

         1.13 Transfer of Registration Rights. The rights to cause the Company to register securities granted under Sections 1.6 and 1.7 may be assigned or otherwise conveyed to a transferee or assignee of Registrable Securities, who shall be considered a "Holder" for purposes of this Section 1, provided that (a) the Company is given written notice by such Holder at the time of or within a reasonable time after said transfer, stating the name and address of said transferee or assignee and identifying the securities with respect to which such registration rights are being assigned and (b) the transferee acquires Registrable Securities in a private transaction.

         1.14 Termination of S-3 Registration Rights. The registration rights granted pursuant to Section 1.7 shall terminate (i) upon the fifth anniversary of the effective date of this Agreement or (ii) as to any individual Holder, at such time after the Company's initial registered public offering as all Registrable Securities held by such Holder may be sold without compliance with the registration requirements of the Securities Act pursuant to Rule 144(k) promulgated thereunder.

                                   SECTION 2.

                                  MISCELLANEOUS


         2.1 Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of California applicable to contracts made and to be performed in the State of California. The parties hereto irrevocably consent to the jurisdiction of the United States federal courts and state courts located in the County of San Diego in the State of California in any suit or proceeding based on or arising under this Agreement and irrevocably agree that all claims in respect of such suit or proceeding may be determined in such courts. The parties hereto irrevocably waive the defense of an inconvenient forum to the maintenance of such suit or proceeding. The parties hereto agree that a final non appealable judgment in any such suit or proceeding shall be conclusive and may be enforced in other jurisdictions by suit or such judgment or in any other lawful manner.

         2.2 Successors and Assigns. Except as otherwise provided herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.

         2.3 Notices, etc. All notices and other communications required or permitted hereunder shall be in writing and shall be sent by facsimile or by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger, addressed (a) if to any Holder, at such address as such Holder shall have furnished the Company in writing or (b) if to the Company, one copy to its principal place of business and addressed to the attention of the President of the Company. All notices and other communications mailed pursuant to the provisions of this Section 3.3 shall be deemed delivered when mailed or sent by facsimile.

         2.4 Counterparts. This Agreement may be executed in counterparts, each of which shall be enforceable against the party actually executing such counterpart, and which together shall constitute one instrument.

         2.5 Severability. In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision; provided that no such severability shall be effective if it materially changes the economic benefit of this Agreement to any party.

         2.6 Separability. Any invalidity, illegality, or limitation of the enforceability of any one or more of the provisions of this Agreement, or any part thereof, shall in no way affect or impair the validity, legality, or enforceability of the remaining provisions shall not in any way be affected or impaired.

         2.7 Approval of Amendments and Waivers. Any term of this agreement may be amended or terminated and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) with the written consent of the Company and the holders of at least fifty percent (50%) of the then outstanding shares of Registrable Securities. Any amendment, termination or waiver effected in accordance with this section shall be binding upon the Holders, each of their transferees and the Company. Each Holder acknowledges that, by the operation of this Section, the holders of fifty percent (50%) of the outstanding Registrable Securities may have the right and power to diminish or eliminate all rights of such Investors under this Agreement.

The foregoing Agreement is hereby executed as of the date first above written.

THE COMPANY:

PHOTOMATRIX, INC.,
A California corporation


By:_______________________________
      Suren G. Dutia,  President

HOLDER:

___________________________________
  Patrick W. Moore


___________________________________
  William L. Grivas


___________________________________
  James P. Hill


___________________________________
  Michael R.Moore

Loma Services Corporation



By:________________________________